082-03116



GREAT QUEST METALS LTD.



April 12, 2010

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on April 12, 2010. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com





GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

April 12, 2010

Great Quest Acquires the Sanoukou Gold Concession in Western Mali

VANCOUVER, BC – Willis W. Osborne, President of Great Quest Metals Ltd. (TSX-V: GQ; Frankfurt: GQM), is very pleased to announce the signing of an option agreement by its wholly owned Malian subsidiary to acquire the 24 square kilometre Sanoukou gold concession (the Concession), which is south of and adjacent to the Kenieba gold concession in western Mali. The Kenieba concession and two other concessions previously held by the Company, south and adjacent to the Tabakoto-Segala concessions of Avion Gold Corporation, were recently sold to Avion for 4.35 million dollars.

Mamadou Keita (M.Sc.Geo), Vice President of Exploration, has formerly worked on parts of the Concession and advised the orpailleurs, or hand miners, where to dig for the gold. Mr. Keita reports the existence of three zones of hand dug pits known as orpaillage. The most western of the three zones has three sections. From north to south, they are the Findikalato, Krouguedaba and Dansilato zones or orpaillage, and they appear to extend for over 6,000 metres within the Concession. The two other zones of orpaillage, to the east, are known as the Bantankoto and Fougala.

Mr. Keita reports that gold has been found in several sets of quartz veins in and around felsitic dykes within some of the areas of orpaillage. Great Quest plans to start a program of geological mapping and rock and soil sampling immediately in order to map the geology in areas of orpaillage and prepare for drilling.

Under the terms of the option agreement, to earn a 95% interest in the Concession, the Company must pay approximately $137,000 over 4 years and perform the necessary work to keep the Concession in good standing. The Convention d'Etablissement permit has recently been granted, and the Company is awaiting the granting of the Arrête de la Miniere permit.

ON BEHALF OF THE BOARD OF DIRECTORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

For additional information please contact:

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM